Exhibit 5.1

Hawley Troxell Ennis & Hawley LLP 877 Main Street, Suite 1000 P.O. Box 1617 Boise, Idaho 83701-1617 208.344.6000 www.hawleytroxell.com

July 30, 2014

Mines Management, Inc.

905 W. Riverside Avenue, Suite 311

Spokane, Washington

Ladies and Gentlemen:

We have acted as special Idaho counsel to Mines Management, Inc., an Idaho corporation (“Company”), in connection with the issuance and sale by the Company, pursuant to the terms of the Placement Agent Agreement dated July 25, 2014 (“Agreement”) between the Company and Roth Capital Partners, LLC (“Placement Agent”) and the Subscription Agreements between the Company and the Purchasers identified therein, of up to an aggregate of 4,000 units (“Units”), with each Unit consisting of: (A) one share (“Shares”) of authorized but unissued Series B 6% Convertible Preferred Stock, no par value per share (“Preferred Stock”), of the Company, which shares of Preferred Stock shall be convertible into shares of common stock, par value $0.001 per share (“Common Stock”), of the Company, and (B) a warrant (“Warrants”) to purchase approximately 636 shares of Common Stock (“Warrant Shares”).  In addition, dividends with respect of the Shares are payable, at the option of the Company and in accordance with the terms of the Preferred Stock, in shares of Common Stock (the “PIK Shares”). The Units, the Shares, the 5,500,000 shares of Common Stock underlying the Preferred Stock (“Conversion Shares”), the Warrants, the Warrant Shares, and the 1,000,000 PIK Shares are collectively referred to as the “Securities”.  The Securities are being offered in an offering registered under the Securities Act of 1933, as amended.

The Securities are issued pursuant to a base prospectus dated effective October 7, 2013 (the “Base Prospectus”), as supplemented by the final prospectus dated July 28, 2014 (together with the Base Prospectus, the “Prospectus”), the Agreement, and the Subscription Agreements in the form attached to the Agreement.

We have examined originals or certified copies of such corporate records of the Company and other certificates and documents of officials of the Company, public officials, and others as we have deemed appropriate for purposes of this letter. We have assumed the genuineness of all signatures, the legal capacity of each natural person signing any document reviewed by us, the authority of each person signing in a representative capacity (other than the Company) any document reviewed by us, the authenticity of all documents submitted to us as originals and the conformity to authentic original documents of all copies submitted to us or filed with the Securities and Exchange Commission as conformed and certified or reproduced copies. In conducting our examination of documents, we have assumed the power, corporate or other, of all parties thereto other than the Company to enter into and perform all obligations thereunder and have also assumed the due authorization by all requisite action, corporate or other, and the due execution and delivery by such parties of such documents, and that to the extent such documents purport to constitute agreements, such documents constitute valid and binding obligations of such parties. As to any facts material to our opinion, we have made no independent investigation of such facts and have relied, to the extent that we deem such reliance proper, upon certificates of public officials and officers or other representatives of the Company. We have also assumed the accuracy of the information included in the Prospectus regarding the number of shares of capital stock outstanding or reserved for issuance.

Based upon the foregoing and subject to the assumptions, exceptions, qualifications, and limitations set forth herein, we are of the opinion that: (1) the issuance of the Shares has been duly authorized and, when and to the extent the Shares are issued against payment therefor in accordance with the Prospectus and the Subscription Agreements, such Shares will be validly issued, fully paid, and nonassessable; (2) the Warrant Shares and the Conversion Shares have been duly authorized and, when issued and delivered by the Company upon the exercise of the Warrants or the conversion of the Shares (as the case may be), will be validly issued, fully paid, and nonassessable; and (3) the PIK Shares constituting securities have been duly authorized, and reserved for issuance and, when and if issued as dividends on the Preferred Stock in accordance with the terms of the Preferred Stock, will be validly issued, fully paid, and nonassessable.

The opinions and other matters in this letter are qualified in their entirety and subject to the following:

A.            The opinions herein are limited to matters governed by the laws of the state of Idaho. We express no opinion with respect to any other law.

B.            This letter is limited to the matters stated herein, and no opinion is implied or may be inferred beyond the matters expressly stated. We assume herein no obligation, and hereby disclaim any obligation, to make any inquiry after the date hereof or to advise you of any future changes in the foregoing or of any fact or circumstance that may hereafter come to our attention.

We hereby consent to the filing of this opinion as an exhibit to a Current Report of the Company on Form 8-K.

Sincerely,

HAWLEY TROXELL ENNIS & HAWLEY LLP

/s/ Hawley Troxell Ennis & Hawley LLP